Spidi & Fisch, PC ATTORNEYS AT LAW
1227 25th Street, N.W. Suite 200 West Washington, D.C. 20037 (202) 434-4660 Facsimile: (202) 434-4661
S. Scott Lieberman SLieberman@SpidiandFisch.com		writer's direct dial number (202) 434-8389

VIA EDGAR

August 27, 2013

Mr. Paul Cline
Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC  20549

RE:	Sun Bancorp, Inc.
Form 10-K for Fiscal Year Ended December 31, 2012
Filed March 18, 2013
File No. 000-20957

Dear Mr. Cline:

As discussed with David Irving on Friday, August 23, 2013, Sun Bancorp, Inc. (the “Company”) has reviewed the Staff’s comments and believes it has preliminarily determined the information that will be necessary in order for the Company to respond fully.  This will require additional time and effort and, accordingly, on behalf of the Company, we are filing this letter at Mr. Irving’s request to acknowledge receipt of the Staff’s comment letter and to indicate that the Company will file its response no later than Friday, September 6, 2013.

In the course of preparing the Company’s response, questions for the Staff may arise. The Company will contact the Staff in that event in an attempt to ensure that its communications are complete and responsive to the Staff’s concerns.

The Company appreciates the Staff’s consideration of its request for an extension.

SPIDI & FISCH, PC

Mr. Paul Cline
August 27, 2013
Page

If you have any additional comments or questions, please direct such inquiries to the undersigned, John J. Spidi or Richard Fisch of this office.  Thank you for your prompt attention to this matter.

Sincerely,

/s/ S. Scott Lieberman

S. Scott Lieberman

cc:	David Irving
David Lin, Esq.
Kate McHale, Esq.
Thomas X. Geisel, President and Chief Executive Officer
Thomas R. Brugger, Executive Vice President and Chief Financial Officer
John J. Spidi, Esq.
Richard Fisch, Esq.